CROSSHAIR

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class COMMON SHARES

Holder Account Number

C1234567890 X X X

Fold

Form of Proxy - Annual General and Special Meeting to be held on December 15, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am, Pacific Time, on December 13, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being holder(s) of Crosshair Exploration & Mining Corp. hereby appoint: Stewart Wallis, or failing him, Sheila Paine,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Crosshair Exploration & Mining Corp. to be held at 26th Floor, 595 Burrard Street, Vancouver, British Columbia, on Wednesday, December 15, 2010 at 10:00 AM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Number of Directors

To set the number of Directors at seven (7).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mark J. Morabito	☐	☐	02. Stewart Wallis	☐	☐	03. Ian Smith	☐	☐
04. Jay Sujir	☐	☐	05. Chris Collingwood	☐	☐	06. Derrick Gill	☐	☐
07. Joseph Miller	☐	☐						

Fold

For Withhold

3. Appointment of Auditors

Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For Against

4. Amendments to Stock Option Plan

To consider and, if thought fit, pass with or without variation, a resolution approving amendments to the Company's stock option plan, as more particularly described in the Management Information Circular accompanying this proxy.

5. Share Consolidation

To consider and, if thought fit, pass with or without variation, an ordinary resolution, authorizing and approving the consolidation of the Company's common shares on the basis of one post-consolidation common share of the Company for every four pre-consolidation common shares of the Company, as more particularly described in the Management Information Circular accompanying this proxy.

Fold

6. Private Placement

To consider and, if thought fit, pass with or without variation, an ordinary resolution approving the issuance of common shares of the Company pursuant to a private placement of subscription receipts, as more particularly described in the Management Information Circular accompanying this proxy.

7. Approval and Ratification of Acts of Directors

To consider and, if thought fit, pass with or without variation, an ordinary resolution approving and ratifying the acts of the directors of the Company since December 18, 2009 as more particularly described in the Management Information Circular accompanying this proxy

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999 035451 XXXX AR1 CXXQ

00RY3A